UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

WM Technology, Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)

92971A 109
(CUSIP Number)

JUSTIN HARTFIELD
DOUGLAS FRANCIS
GHOST MEDIA GROUP, LLC
WM FOUNDERS LEGACY I, LLC
WM FOUNDERS LEGACY II, LLC
GENCO INCENTIVES, LLC
ADDRESS:
49 DISCOVERY, SUITE 200
IRVINE, CA 92618
TELEPHONE: (844) 933-3627
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS
Justin Hartfield

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,288,160 shares of Class V common stock

	8	SHARED VOTING POWER
10,040,150 shares of Class V common stock (2)

	9	SOLE DISPOSITIVE POWER
19,288,160 shares of Class V common stock

	10	SHARED DISPOSITIVE POWER
10,040,150 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,328,310 shares of Class V common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This Schedule 13D is filed by Justin Hartfield (“Hartfield”), Douglas Francis (“Francis”), Ghost Media, LLC (“Ghost Media”), WM Founders Legacy I, LLC (“WMFL I”), WM Founders Legacy II, LLC (“WMFL II”) and Genco Incentives LLC (“Genco”) (Hartfield, Francis, Ghost Media, WMFL I, WMFL II and Genco are herein collectively referred to as the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)
Includes 8,469,191 shares held directly by Ghost Media and 1,570,959 shares held directly by WMFL II.  Ghost Media is controlled by Hartfield and Francis, and WMFL II is controlled by Hartfield.  Accordingly, Hartfield  may be deemed to be a beneficial owner of the shares held by Ghost Media and WMFL II.

(3)	This percentage set forth on the cover sheets is calculated based on a total of 129,240,912 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of June 16, 2021.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS
Douglas Francis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,162,485 shares of Class V common stock

	8	SHARED VOTING POWER
10,538,365 shares of Class V common stock (2)

	9	SOLE DISPOSITIVE POWER
17,162,485 shares of Class V common stock

	10	SHARED DISPOSITIVE POWER
10,538,365 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,700,850 shares of Class V common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)
Includes 8,469,191 shares held directly by Ghost Media, 1,468,555 shares held directly by WMFL I and 600,618 shares held directly by Genco.  Ghost Media is controlled by Hartfield and Francis, and WMFL I and Genco are controlled by Francis.  Accordingly, Francis may be deemed to be a beneficial owner of the shares held by Ghost Media, WMFL I and Genco.

(3)	This percentage set forth on the cover sheets is calculated based on a total of 129,240,912 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of June 16, 2021.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS
Ghost Media Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,469,191 shares of Class V common stock (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,469,191 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,469,191 shares of Class V common stock (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)
These shares are held directly by Ghost Media.  Ghost Media is controlled by Hartfield and Francis.  Accordingly, Hartfield and Francis may be deemed to be beneficial owners of the shares held by Ghost Media.

(3)	This percentage set forth on the cover sheets is calculated based on a total of 129,240,912 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of June 16, 2021.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS
WM Founders Legacy I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,468,555 shares of Class V common stock (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,468,555 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,468,555 shares of Class V common stock (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	These shares are held directly by WMFL I. WMFL I is controlled by Francis. Accordingly, Francis may be deemed to be beneficial owner of the shares held by WMFL I.
(3)	This percentage set forth on the cover sheets is calculated based on a total of 129,240,912 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of June 16, 2021.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS
WM Founders Legacy II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,570,959 shares of Class V common stock (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,570,959 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,570,959 shares of Class V common stock (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	These shares are held directly by WMFL II. WMFL II is controlled by Hartfield. Accordingly, Hartfield may be deemed to be beneficial owner of the shares held by WMFL II.
(3)	This percentage set forth on the cover sheets is calculated based on a total of 129,240,912 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of June 16, 2021.

CUSIP No. 92971A 109	13D

1	NAMES OF REPORTING PERSONS
Genco Incentives, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
600,618 shares of Class V common stock (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
600,618 shares of Class V common stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,618 shares of Class V common stock (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)	These shares are held directly by Genco. Genco is controlled by Francis. Accordingly, Francis may be deemed to be beneficial owner of the shares held by Genco.
(3)	This percentage set forth on the cover sheets is calculated based on a total of 129,240,912 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of June 16, 2021.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Class A common stock (as defined below) of the Issuer (as defined below) on June 16, 2021 as described in Item 3 below.

Item 1.	Security and Issuer

a)
This statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”) of WM Technology, Inc., a Delaware corporation (the “Issuer”).  Underlying the shares of Class A common stock reported in this Schedule 13D are shares of Class V common stock and Class A Units.  The shares of Class V common stock of the Issuer provide no economic rights in the Issuer to the holder thereof.  However, each holder of Class V common stock will be entitled to vote with the holders of Class A common stock of the Issuer, with each share of Class V common stock entitling the holder to a number of votes equal to the number of Class A Units (as described below) held by such Class V common stock holder at the time of such vote.  The Class A Units represent non-voting limited liability company interests of WM Holding Company, LLC, a Delaware limited liability company.  Pursuant to the terms of an exchange agreement, these Class A units and an equivalent number of shares of Class V common stock are exchangeable on a one-for-one basis for shares of Class A common stock of the Issuer. These exchange rights do not expire.

b)	The principal executive offices of the Issuer are located at 41 Discovery, Irvine, CA 92618.

Item 2.	Identity and Background

a)
The persons and entities filing this statement are Justin Hartfield (“Hartfield”), Douglas Francis (“Francis”), Ghost Media, LLC (“Ghost Media”), WM Founders Legacy I, LLC (“WMFL I”), WM Founders Legacy II, LLC (“WMFL II) and Genco Incentives, LLC (“Genco”) (collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 49 Discovery, Suite 200, Irvine, California 92618.
c)	The principal business of each of the Reporting Persons is private investing.
d)
During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are Delaware and Nevada limited liability companies (as identified in Schedule I); Hartfield and Francis are United States citizens.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the persons controlling Ghost Media, WMFL I, WMFL II and Genco (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own an aggregate of 48,559,969 shares of Class V common stock of the Issuer as reflected in this Schedule 13D.  The consideration used to acquire beneficial ownership of the shares of Class V common stock of the Issuer consisted solely of securities of WM Holding Company, LLC, a Delaware limited liability company (“WMH”). The Reporting Persons acquired the shares pursuant to the Agreement and Plan of Merger, dated as of December 10, 2020, by and among Silver Spike Acquisition Corp. ("Silver Spike"), Silver Spike Merger Sub LLC, a direct, wholly-owned subsidiary of Silver Spike ("Merger Sub"), WMH, and Ghost Media, solely in its capacity as the initial holder representative, pursuant to which Merger Sub was merged with and into WMH, whereupon the separate existence of Merger Sub ceased and WMH became the surviving company and continued in existence as a subsidiary of Silver Spike, which subsequently changed its name to WM Technology, Inc.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.  Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A common stock beneficially owned by them (or any shares of Class A common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)(b) The following information with respect to the ownership of the Class V common stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Hartfield	19,288,160	19,288,160	10,040,150	19,288,160	10,040,150	29,328,310	22.7%
Francis	17,162,485	17,162,485	10,538,365	17,162,485	10,538,365	27,700,850	21.4%
Ghost Media (2)	8,469,191	0	8,469,191	0	8,469,191	8,469,191	6.6%
WMFL I (2)	1,468,555	0	1,468,555	0	1,468,555	1,468,555	1.1%
WMFL II (2)	1,570,959	0	1,570,959	0	1,570,959	1,570,959	1.2%
Genco (2)	600,618	0	600,618	0	600,618	600,618	0.5%

(1)	Represents the number of shares of Class V common stock currently underlying all Securities held by the Reporting Persons.

(2)
The shares are owned as follows: (i) 19,288,160 by Hartfield, (ii) 17,162,485 by Francis, (iii) 8,469,191 by Ghost Media, (iv) 1,468,555 by WMFL I, (v) 1,570,959 by WMFL II and (vi) 600,618 by Genco.  Ghost Media is controlled by Hartfield and Francis, WMFL II is controlled by Hartfield and WMFL I and Genco are controlled by Francis.  Accordingly, Hartfield and Francis may be deemed to be the beneficial owners of the shares held by Ghost Media, Hartfield may be deemed to be the beneficial owner of the shares held by WMFL II and Francis may be deemed to be the beneficial owner of the shares held by WMFL I and Genco.

(3)	This percentage set forth on the cover sheets is calculated based on a total of 129,240,912 shares of the Issuer’s Class A common stock and Class V common stock outstanding as of June 16, 2021.

(c) Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Class V common stock in the sixty (60) days preceding the date of this Schedule 13D.

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class V common stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

B.	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 28, 2021

/s/ Justin Hartfield
Justin Hartfield

/s/ Douglas Francis
Douglas Francis

Ghost Media, LLC

/s/ Douglas Francis
	By:	Douglas Francis
	Its:	Manager

WM Founders Legacy I, LLC

/s/ Douglas Francis
	By:	Douglas Francis
	Its:	Manager

WM Founders Legacy II, LLC

/s/ Justin Hartfield
	By:	Justin Hartfield
	Its:	Manager

Genco Incentives, LLC

/s/ Douglas Francis
	By:	Douglas Francis
	Its:	Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Principals:

Justin Hartfield
49 Discovery, Suite 200
Irvine, CA 92618
Principal Occupation: Manager of Ghost Media and WMFL II
Citizenship:  United States of America

Douglas Francis
49 Discovery, Suite 200
Irvine, CA 92618
Principal Occupation: Manager of Ghost Media, WMFL I and Genco
Citizenship:  United States of America

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Class A common stock of WM Technology, Inc. is filed on behalf of each of the undersigned.

Date:	June 28, 2021

/s/ Justin Hartfield
Justin Hartfield

/s/ Douglas Francis
Douglas Francis

Ghost Media, LLC

/s/ Douglas Francis
	By:	Douglas Francis
	Its:	Manager

WM Founders Legacy I, LLC

/s/ Douglas Francis
	By:	Douglas Francis
	Its:	Manager

WM Founders Legacy II, LLC

/s/ Justin Hartfield
	By:	Justin Hartfield
	Its:	Manager

Genco Incentives, LLC

/s/ Douglas Francis
	By:	Douglas Francis
	Its:	Manager